UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

   Application for Deregistration of Certain Registered Investment Companies

         Instructions for using Form N-8F

         This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment Registration"); or

     (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.


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6.   Funds are reminded of the requirements to timely file a final Form N-SAR with the Commission. See rule 30b-1 under the Act [17 CFR 270.30b1]; Form [17 CFR 274.101].

     SEC's Collection of Information

     An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

     TEXT OF THE FORM BEGINS ON THE NEXT PAGE



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I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ X ]    Merger

     [   ]    Liquidation

     [   ]    Abandonment of Registration
     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [   ]    Election of status as a Business Development Company
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Merrill Lynch Multi-State Limited Maturity Municipal Series Trust.

3.   Securities and Exchange Commission File No.: 811-04264.

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ X ]    Initial Application       [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 800 Scudders Mill Road, Plainsboro, NJ 08536

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Laurin Blumenthal Kleiman, Esq., Sidley Austin Brown & Wood LLP, 875 Third Avenue, New York, NY 10022, (212) 906-2000.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]: Donald C. Burke, 800 Scudders Mill Road, Plainsboro, NJ 08536, (609) 282-7085.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ X ]    Management company;



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     [   ]    Unit investment trust; or

     [   ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ X ]    Open-end [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, NJ 08536.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: FAM Distributors, Inc., P.O. Box 9081, Princeton, NJ 08543-9081.

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ]     Yes      [X]      No
     If Yes, for each UIT state:
              Name(s):

              File No.:  811-__________

              Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ X ]    Yes      [  ]     No

          If Yes, state the date on which the board vote took place: December 14, 2001.

          If No, explain:


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          (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ X ]    Yes      [  ]     No

          If Yes, state the date on which the shareholder vote took place:
          March 18, 2002.

          If No, explain:

II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ X ]    Yes      [  ]     No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          April 8, 2002

     (b)  Were the distributions made on the basis of net assets?

     [ X ]    Yes      [  ]     No

     (c)  Were the distributions made pro rata based on share ownership?

     [ X ]    Yes      [  ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: The Limited Maturity Portfolio (the "Limited Maturity Portfolio") of Merrill Lynch Municipal Bond Fund, Inc. acquired all of the assets, and assumed all of the liabilities, of Merrill Lynch Florida Limited Maturity Municipal Bond Fund (the "Florida Fund") of Merrill Lynch Multi-State Limited Maturity Municipal Series Trust in exchange for newly-issued shares of common stock of the Limited Maturity Portfolio having an aggregate value equal to the value of the assets of the Florida Fund acquired by the Limited Maturity Portfolio, less the value of the liabilities of the Florida Fund assumed by the Limited Maturity Portfolio. The Florida Fund distributed such Limited Maturity Portfolio shares to its shareholders of record on a pro rata basis in exchange for their shares of beneficial interest of the Florida Fund. The net asset value for the new shares of the Limited Maturity Portfolio was determined as of 4:00 P.M. on April 5, 2002 (the "Valuation Time") in accordance with the valuation procedures used by the Limited Maturity Portfolio. The exchange ratios reflected that the following number of shares of each class of common stock of the Limited Maturity Portfolio




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          were to be issued for each share of the corresponding class of shares of beneficial interest of the Florida Fund, issued and outstanding as of the Valuation Time:

          Class A: .983515
          Class B: .983295
          Class C: .977297
          Class D: .981946

     (e)  Liquidation only:

     Were any distributions to shareholders made in kind?

     [  ]     Yes      [  ]     No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.

17.  Closed-end funds only: Has the fund issued senior securities?

     [  ]     Yes      [  ]     No

     If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders.

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ X ]    Yes      [  ]     No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ]     Yes      [ X ]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?(See question 18 above)

     [  ]     Yes      [ X ]    No


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     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [  ]     Yes      [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ]     Yes      [ X ]    No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)   List the expenses incurred in connection with the Merger or
           Liquidation

           (i)   Legal expenses:        $100,000.00

           (ii)  Other expenses (list and identify separately):

                    Printing:  $717.60
                    Proxy solicitation & mailing:  $3,124.29
                    Printing N-14 Registration Statement:  $27,390.00
                    Audit (Deloitte & Touche):  $15,000.00
                    Transfer Agent (Financial Data Services Inc.): $20,300.00

          (iii)  Total expenses (sum of lines (i) to (ii)):  $166,531.89

     (b) How were those expenses allocated? The above expenses were charged to Merrill Lynch Multi-State Limited Maturity Municipal Series Trust on the Valuation Time. These liabilities were then transferred to the Limited Maturity Portfolio on April 8, 2002.

     (c)  Who paid those expenses? To be paid by the surviving fund.

     (d) How did the fund pay for unamortized expenses (if any)? Not applicable.




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23.  Has the fund previously filed an application for an order of the
     Commission regarding the Merger or Liquidation?

    [  ]     Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ]     Yes      [ X ]    No

     If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ]     Yes      [ X ]    No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: The Limited Maturity Portfolio of Merrill Lynch Municipal Bond Fund, Inc.

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-02688

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Form N-14; 333-76564; 811-02688; February 12, 2002.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                 VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of Merrill Lynch Multi-State Limited Maturity Municipal Series

Trust, (ii) he is the Vice President and Treasurer, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                     /s/  Donald C. Burke
                                     ---------------------------
                                          Donald C. Burke